Exhibit 19(a)(5)

Change in Independent Registered Public Accounting Firm

The Audit Committee (the “Committee”) of the Board of Directors of Daxor Corporation (the “Company”) recently conducted a competitive selection process to determine the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 after Citrin Cooperman & Company, LLP resigned as the Company’s independent registered public accounting firm on November 1, 2024. The Committee invited several public accounting firms to participate in this process. As a result of this process, the Committee approved the appointment of Bush & Associates CPA (“Bush & Associates”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. This action replaces Citrin Cooperman & Company, LLP as the Company’s independent registered public accounting firm as of December 3, 2024.

The report of Citrin Cooperman & Company, LLP on the Company’s financial statements for the fiscal year ended December 31, 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audit of the Company’s financial statements for the fiscal year ended December 31, 2023, there were no disagreements with Citrin Cooperman & Company, LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Citrin Cooperman & Company, LLP, would have caused Citrin Cooperman & Company, LLP to make reference to the matter in their report. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the fiscal year ended December 31, 2023, or in the subsequent period through November 1, 2024. Citrin Cooperman & Company, LLP did not audit the financial statements for the prior fiscal year ended December 31, 2022 as that was performed by Baker Tilly, LLP. The change in auditor for the prior fiscal year was disclosed in the Company’s Form N-CSR filed on March 15, 2024.

The Company has provided a copy of the foregoing disclosures to Citrin Cooperman & Company, LLP and requested that Citrin Cooperman & Company, LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether Citrin Cooperman & Company, LLP agrees with the above statements. A copy of Citrin Cooperman & Company, LLP’s letter, dated February 28, 2025 is filed herewith.

During the fiscal years ended December 31, 2023 and 2022 and in the subsequent interim period through December 2, 2024, the Company has not consulted with Bush & Associates with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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Letter

February 28, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ladies and Gentlemen:

We are the former independent registered public accounting firm for Daxor Corporation (the “Company”). We have read the statements made by Daxor Corporation (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 19(a)(5) of Daxor Corporation’s Form N-CSR. We agree with the statements concerning Citrin Cooperman & Company, LLP contained therein.

Very truly yours,

/s/ Citrin Cooperman & Company, LLP